EXHIBIT 99.1
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                              SINOVAC BIOTECH LTD.
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           RELEASES FINANCIAL STATEMENTS FOR FIRST SIX MONTHS OF 2004
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                        - SHOWING SALES INCREASE OF 110%
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BEIJING,  November 22, 2004 - Sinovac Biotech Ltd.  ("Sinovac")  ("the Company")
(NASD OTC-BB: SNVBF) has released financial statements for the first six months of 2004 in a Form 6-K filing with the SEC on 12th November 2004, in support of its AMEX listing application. The updated financial statements cover Company business activities to the end of June 2004, during which Sinovac sales increased by 110% over the first six months of 2003.


Full Sinovac Financial Statements are Available Online
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Sinovac  management  encourages  investors  to view this most  recent  financial statement  filing.  Please  refer to the SEC  website at  www.sec.gov,  click on
                                                          -----------
"Search for Company Filings", then click on "Companies & Other Filers", then input "Sinovac" in the "Company Name" box, and then click on the filing "Form 6-K" dated 12th November 2004. You may also contact Sinovac Investor Relations at info@sinovac.com to request a copy of the Sinovac financial report by email
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or mail.

This filing contains many details of Sinovac's financial statements and business plan. The second half of the filing is a Management Discussion & Analysis section which details such aspects as (I) Sinovac's vaccine products and the global and Chinese markets for these products; (II) Company objectives and vaccine approvals and trials; (III) Summary and history of Sinovac's vaccine development, R&D and production facilities, and management; and (IV) Operating results detailing sales, expenses, cash flow and liquidity and management's sales forecast for the second half of 2004.


Financial Statements  Management  Discussion & Analysis Summary (all figures are
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in US dollars)
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Vaccines and Markets
--------------------

The global vaccine market in 2001 was valued at $ 5.4 billion and is forecast to reach $17 billion by 2010 (Datamonitor). Issues of quality and cost have created a shortage of effective, affordable vaccines to prevent hepatitis A, hepatitis B, and influenza. The undersupply of influenza vaccines is acute, especially in China, with an estimated annual shortfall of some 15 to 20 million doses. With an aging population and a growing health-conscious middle class, the demand for influenza vaccines is growing as much as 30% per year in China.

Sinovac has three vaccines that have completed all three phases of clinical trials - Hepatitis A, Hepatitis A&B combined, and influenza ("flu"). The Hepatitis A vaccine, Healive(TM), is currently experiencing strong sales growth in China and applications have been filed for its sale in nine other countries to date. Sinovac's Hepatitis A&B combined vaccine, Bilive(TM), is expected to receive SFDA approval to commence sales in China soon and to achieve similar sales growth to Healive(TM). The flu vaccine completed clinical trials in April 2004 and a New Drug Application has been filed with the SFDA (Chinese FDA). Approval of Sinovac's flu vaccine is expected in 2005 upon completion of the flu vaccine manufacturing facilities. Since demand for a safe and effective flu vaccine in China greatly outstrips supply, sales are expected to escalate rapidly. Furthermore, since individuals are vaccinated against the flu on an annual basis, demand is expected to remain high every year.

Sinovac is currently the only company to have commenced clinical trials for a vaccine to prevent SARS. The Company has also started development for a vaccine targeting avian flu.

During the first half of 2004, the Company generated sales revenue of $2.29million, exceeding the first half of 2003 sales by 110%, or $1.2million. In addition to favorable economic factors, the Company attributes this revenue growth to its strong sales network and increasing recognition of the Company's accomplishments as a world-class biotechnology firm.


Objectives
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The  Company's  immediate  objective  is to  increase  sales of its  inactivated hepatitis A vaccine, HealiveTM, in the Chinese market and to develop overseas markets for this product. Management anticipates that BiliveTM vaccine for hepatitis A&B and flu vaccine will commence sales in 2005.

The Company further expects to complete the Phase I clinical trial and reporting for its proprietary SARS vaccine by next spring. The level of the neutralized antibody in the blood serum of each volunteer is being tested. An evaluation of the safety profile and immunogenicity effect of the vaccine will also be released. If the vaccine receives SFDA approval for Phase I, then it will proceed into Phase II clinical trials. A second phase of clinical testing would include more participants from a wider demographic range.

If Sinovac can obtain the necessary financing, then the Company intends to construct a second split-flu vaccine production line with much greater production capacity than the facilities currently being built. Sinovac is also looking for and evaluating synergistic acquisition targets both in China and internationally that could dramatically increase corporate revenue and leverage such acquisitions' existing market share to allow faster penetration of Sinovac's current vaccines.


R&D and Production Facilities
-----------------------------

Sinovac's corporate headquarters and primary research and development facilities are located in the Beijing University Biological Industry Park at a 4,113 square meter, state-of-the-art plant. The Company's new flu production line is situated in a 2,600 square-meter facility, being built to global Good Manufacturing Practice (GMP) standards and is expected to have a production capacity of 2 million doses of flu vaccine per year. All of Sinovac's facilities conform to the world health authorities' recommended bio-safety standards and the primary manufacturing plant has been certified as meeting the GMP standard of both the China State Pharmaceutical Administration and the US Food and Drug Administration.


Operating Results
-----------------

Sales
-----

Sales revenue is attributed to HealiveTM, the only product of the Company that is currently available in the market. The sales of this product increased from $1,090,856 for the first half of 2003 to $2,291,558 of the corresponding period of this year, equivalent to a 110% increase. The Company expects to commence sales of its hepatitis A&B combine vaccine, HealiveTM, and its flu vaccine in 2005.

Gross Profit
------------

Gross profit margin remains high at 66.75% in the first half of 2004, which is approximately equal to 67.24% for the corresponding period of 2003.

Research & Development Expenses
-------------------------------

Research and development expenses are very low since Sinovac's first 3 vaccines have completed all three phases of clinical trials: Healive(TM), Bilive(TM), and flu vaccine. R & D expenses for the first six months of 2004 increased from $18,099 to $137,158. This increase in research expenses was related to the flu vaccine. Research expenses on the SARS vaccine are financed by a Chinese government grant and have been netted against the grant received by the Company. For the six months ended June 30, 2004, the Chinese government grant received was $1,639,879.


Cash Resources and Liquidity
----------------------------

As of June 30, 2004, the Company had approximately $3,018,654 in cash and a positive working capital position of approximately $3,630,907.


Assets and Shareholders' Equity
-------------------------------

As at 30 June 2004, Sinovac had total assets of $23,077,634 including $9,051,124 in current assets and $9,339,088 in property, plant and equipment. Total paid-in capital was $14,351,944. Total shareholders' equity was $10,789,806.


Sales forecast for the second half of 2004
------------------------------------------

Sales in each of the first six months of 2004 have been higher than the same month in 2003. The Company expects that the seasonal fluctuations characteristic of Chinese vaccine sales - with dramatic increases toward year end - will hold true and result in sales increasing to $6 to 8 million for the full year of 2004. Sales in December 2003 alone increased by about three times the monthly average for 2003.

The Chinese Center of Disease Control is the main purchaser and distributor of vaccines in China. It purchases a large inventory of vaccines for the coming year in December or January immediately prior to Chinese New Year. Thus, typically, sales in the month or two immediately prior to Chinese New Year are usually much higher. In 2005, Chinese New Year starts at the beginning of February lasting for two weeks.

A more detailed explanation of the seasonality of vaccine sales in China is available in the MD&A section of the financial statements.


Expiry date of warrants extended to February 28, 2005
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Sinovac  announces  that it has  authorized  the extension of the expiry date of warrants issued in the private placement offering closed on February 24, 2004 and the associated finder's fee warrants issued on March 19, 2004 (the "Warrants").

These Warrants, set to expire on November 14, 2004, are now extended until February 28, 2005. The Company has also increased the exercise price of such Warrants by $0.05 every month starting on November 15, 2004, for an exercise price of $1.55 on November 15, 2004, $1.60 on December 15, 2004, $1.65 on
January 15, 2005 and $1.70 on February 15, 2005. Sinovac decided to extend the expiry date of the Warrants in order to raise additional capital for the Company from the holders of such Warrants and to increase the exercise price of the Warrants to encourage the earlier exercise of such Warrants. It is expected that if these Warrants are fully exercised, $6 to 7 million will be raised. One of the primary uses of these funds will be the construction of the new flu production facilities.


SARS Media Article
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In a recent CNN article,  representatives of world health authorities have again warned recently that the world should prepare for a recurrence of SARS, but that an epidemic is unlikely as China is now better prepared:
http://edition.cnn.com/2004/WORLD/asiapcf/11/15/china.sars.repeat.reut/
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index.html
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About Sinovac Biotech Ltd.
--------------------------

Sinovac Biotech Ltd. specializes in the research, development, commercialization, and sales of human vaccines for infectious illnesses such as hepatitis A and hepatitis B, influenza, "SARS", and avian flu. Sinovac is one of the leading emerging biotechnology companies in China. Working closely with Chinese public health officials, Sinovac focuses on manufacturing and marketing human-use vaccines and related products, and currently markets its vaccine for hepatitis A. Sinovac is the first and currently the only company in the world to have commenced clinical trials for a vaccine to prevent SARS.

Management invites shareholders and interested parties to email media articles, or indeed any information that relates to Sinovac, its vaccines and the respective viruses that each one treats, to info@sinovac.com. Articles that have
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already been published will be added to a media library on the Sinovac  web-site which is currently being re-designed, and new articles that are received on an ongoing basis will be posted regularly.

For further information please refer to the Company's filings with the SEC on EDGAR or refer to Sinovac's website at www.sinovac.com.
                                       ---------------

If you would like to receive regular updates on Sinovac please send your email request to info@sinovac.com.
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Contact:   Investor   Relations   at  (888)  888  8312  or  (604)   684-5990  or
info@sinovac.com
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THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH
RESPECT  TO  ACHIEVING  CORPORATE  OBJECTIVES,   DEVELOPING  ADDITIONAL  PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.